Exhibit 99.1

 NEWS RELEASE
NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
FISCAL  2009 AND FOURTH QUARTER RESULTS
Edmonton, Alberta, June 9, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the 12 months  and three months ended March 31, 2009.

Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights
	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2009	2008	2009	2008 restated (1)
Revenue	$972,536	$989,696	$174,700	$323,600
Gross profit	$175,305	$163,317	$32,464	$62,573
Gross profit margin	18.0%	16.5%	18.6%	19.3%
Impairment of goodwill	$176,200	$-	$143,447	$-
Operating (loss) income	$(81,712)	$92,397	$(129,483)	$42,581
Net (loss) income	$(139,515)	$39,784	$(142,690)	$20,484
Consolidated EBITDA (2)	$146,046	$135,094	$25,191	$55,435
Capital spending	$94,139	$57,779	$9,244	$6,213
Cash and cash equivalents	$98,880	$31,863	$98,880	$31,863

(1)	See “Restatement March 31, 2008” at the end of this release.

(2)	For a definition of Consolidated EBITDA (as defined within the revolving credit agreement) and reconciliation to net (loss) income, see “Non-GAAP Financial Measures” at the end of this release.

“We turned in strong operating performance in fiscal 2009, achieving revenue of $972.5  million and the best gross profit and Consolidated EBITDA results in our history,” said  Rod Ruston, President and CEO. “The strength of our first three quarters played a  significant role in these results, as did continuing strong demand for the recurring  services that support our customers’ ongoing oil sands mining operations. Our solid  operating performance, coupled with prudent cash management, resulted in a cash  balance of $98.9 million at March 31, 2009, compared to $31.9 million a year ago.”

“As we expected, our revenue for the three months ended March 31, 2009 was lower  than  in the same period last year but our gross profit margin performance remained solid,”  added Mr. Ruston.

The change in revenue resulted from a combination of factors, including a market-related  reduction in oil sands development and commercial and industrial construction activity,  the absence of a major pipeline project to replace the completed TMX project and a  deferment of work on a long-term overburden removal contract. This deferment was due  to a delay in the client’s project start-up schedule and was not related to the changed

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economic environment.  NAEP began to mobilize equipment back to the site on April 1,  2009 following the successful commissioning of Canadian Natural’s Horizon project.

“Despite the overburden contract impact and the overall reduction in revenue, our  recurring services revenues remained stable during the fourth quarter, reflecting  the  strength in this part of our business,” said Mr. Ruston.

While underlying profit performance was stable and cash balance continued to improve,  the Company recorded a fourth quarter net loss of $142.7 million, primarily as a result of  a $143.4 million goodwill impairment charge. This non-cash charge reflects weaker  energy industry conditions, a decline in the Company’s market capitalization largely  attributable to the weak stock market and the accounting requirements that prevail under  such conditions.

Said Mr. Ruston, “Industrial and commercial construction continues to be affected by the  depressed economic environment. However, some projects are still proceeding as  evidenced by recent contract wins in our Heavy Construction and Mining and Piling  groups. These contracts, due to start in the second quarter, have a total value of more  than  $65 million and include our Heavy Construction and Mining segment’s first entry into  the Saskatchewan industrial construction market.”

“Looking ahead, we anticipate some variability in our recurring services business through  the first half of fiscal 2010, however, we expect to see growth resume in the second half.  In addition, we are beginning to see improvements in oil sands industry fundamentals,  which support our longer-term positive outlook for all aspects of our oil sands business,”  said Mr. Ruston.

Consolidated Results for the Year Ended March 31, 2009

	Year Ended March 31,
(dollars in thousands)	2009	2008	Change
Revenue	$972,536	$989,696	$(17,160)

For the year ended March 31, 2009, consolidated revenue declined by 1.7% to $972.5  million, reflecting the impact of lower business activity in the fourth quarter.

	Year Ended March 31,
(dollars in thousands)	2009	2008	Change
Gross profit	$175,305	$163,317	$11,988
Gross profit margin	18.0%	16.5%

Gross profit for the year ended March 31, 2009, increased 7.3% to $175.3 million as a  result of an increase in gross profit margin to 18.0%, from 16.5% a year ago. The margin  improvement primarily reflects the Pipeline segment’s return to profitability in the first

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half of fiscal 2009, the partial recovery of losses incurred on a Pipeline contract in a  previous year and improvements in the cost of tires for large trucks.

	Year Ended March 31,
(dollars in thousands)	2009	2008	Change
Operating (loss) income	$(81,712)	$92,397	$(174,109)
Operating margin	-8.4%	9.3%

The Company reported an operating loss of $81.7 million for the year ended March 31,  2009, compared to operating income of $92.4 million last year. This change reflects the  combined negative impact of $176.2 million in goodwill impairment charges, including  the fourth quarter charge discussed above and a third quarter charge related to the  Pipeline segment. Excluding the impact of these goodwill impairment charges, operating  income would have been $94.5 million or 9.7% of revenue, compared to $92.4 million or  9.3% of revenue, in the prior year. This improvement reflects higher gross profit,  partially offset by higher general and administrative (G&A) expense. For the year ended  March 31, 2009, G&A expense increased to $74.4 million or 7.7% percent of revenue,  from $69.7 million or 7.0% of revenue in the prior year. The $4.7 million increase was  driven by higher staffing levels needed to support increased operations activity, as well as  inflationary pressures in the oil sands through the first three quarters. This was partially  offset by the benefits of cost-cutting initiatives implemented in the fourth  quarter and  process improvements implemented earlier in the year.

(dollars in thousands, except per	Year Ended March 31,
share amounts)	2009	2008	Change
Net (loss) income	$(139,515)	$39,784	$(179,299)
Per share information:
Net (loss) income - basic	$(3.87)	$1.11	$(4.98)
Net (loss) income - diluted	$(3.87)	$1.08	$(4.95)

The Company reported a full-year net loss of $139.5 million (diluted loss per share of  $3.87) for the year ended March 31, 2009, compared to net income of $39.8 million  (diluted income per share of $1.08) last year. The year-over-year change reflects the  negative impact of non-cash items including the goodwill impairment charges and the net  impact of unrealized foreign exchange losses and unrealized derivative financial  instruments gains. This was partially offset by strong operating performance and a one-  time cash gain of $3.8 million, net of tax, in other income resulting from the cancellation  of the US dollar rate swap. Excluding the non-cash items, diluted income per share would  have been $1.35 for the year ended March 31, 2009, compared to $1.23 last year.

Consolidated Results for the Three Months Ended March 31, 2009

	Three Months Ended March 31,
(dollars in thousands)	2009	2008	Change
Revenue	$174,700	$323,600	$(148,900)

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For the three months ended March 31, 2009, consolidated revenue was $174.7 million,  compared to $323.6 million in the same period last year.  The $148.9 million decrease  primarily reflects reduced activity in commercial and industrial construction, the  deferral  on the overburden removal contract during the customer’s start up phase and a sharp  decline in Pipeline segment revenues following completion of the TMX pipeline project  in the previous quarter.

	Three Months Ended March 31,
(dollars in thousands)	2009	2008	Change
Gross profit	$32,464	$62,573	$(30,109)
Gross profit margin	18.6%	19.3%

Gross profit for the three months ended March 31, 2009 was $32.5 million compared to  $62.6 million in the same period last year, reflecting lower volumes and a slightly lower  gross profit margin of 18.6%, compared to 19.3% last year. The year-over-year gross  profit margin reduction primarily reflects lower Piling segment margins.

	Three Months Ended March 31,
(dollars in thousands)	2009	2008	Change
Operating (loss) income	$(129,483)	$42,581	$(172,064)
Operating margin	-74.1%	13.2%
[Missing Graphic Reference]

An operating loss of $129.5 million for the three months ended March 31, 2009 resulted  from the $143.4 million goodwill impairment charge. Excluding the impact of the  impairment charge, operating income would have been $13.9 million or 8.0% of  revenue  for the three months ended March 31, 2009, compared to $42.6 million or 13.2% of  revenue in the same period last year.

G&A costs were $16.7 million for the three months ended March 31, 2009, down from  $20.7 million in the same period in the prior year. G&A for the current period reflects  the  benefits of cost-cutting initiatives implemented in the quarter and process improvements  implemented earlier in the year.

(dollars in thousands, except per	Three Months Ended March 31,
share amounts)	2009	2008	Change
Net (loss) income	$(142,690)	$20,484	$(163,174)
Per share information:	$(3.96)	$0.57	$(4.53)
Net (loss) income - basic
Net (loss) income - diluted	$(3.96)	$0.56	$(4.52)

A net loss of $142.7 million (diluted loss per share of $3.96) was recorded for the three  months ended March 31, 2009, compared to net income of $20.5 million (diluted income  per share of $0.56) during the same period last year.  The net loss resulted from the  impact of non-cash items, including the goodwill impairment charge as well as the net  impact of unrealized foreign exchange losses and unrealized derivative financial  instruments gains. Excluding these non-cash items, diluted income per share would have

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been $0.06 for the three months ended March 31, 2009, compared to $0.65 in the  same  period last year.

Segment Results

Heavy Construction and Mining

	Year Ended March 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$716,053	$626,582	$89,471
Segment profit	$115,698	$105,378	$10,320
Profit margin	16.2%	16.8%

For the year ended March 31, 2009, Heavy Construction and Mining revenue increased to  $716.1 million, representing a year-over-year increase of 14.3%. Recurring services  represented 73% of segment revenues for the 2009 year, compared to 60% last year.  Segment margin decreased to 16.2% from 16.8%, primarily reflecting the negative  impact of production challenges on a single project.

	Three Months Ended March 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$151,952	$195,442	$(43,490)
Segment profit	$29,282	$36,747	$(7,465)
Profit margin	19.3%	18.8%

For the three months ended March 31, 2009, revenue from the Heavy Construction and  Mining segment was $152.0 million, compared to $195.4 million in the same period last   year. The $43.5 million decrease primarily reflects delays to Suncor’s Voyageur project  and Petro-Canada’s Fort Hills project, as well as deferral on the overburden removal  contract with Canadian Natural. These volume reductions were partially offset by strong  demand for recurring site services work at Albian’s Jackpine Mine and Muskeg River Mine.

Recurring services continued to be a significant contributor to the Company’s revenues.  For the three months ended March 31, 2009, recurring services represented $133.2  million or 88% of Heavy Construction and Mining segment revenue, compared to $126.0  million or 65% in the same period last year, despite the impact of the overburden removal  contract deferral in the current year.

Margin on the Heavy Construction and Mining revenue increased to 19.3%, from  18.8%  last year, reflecting the increased percentage of higher-margin site services work in the  revenue mix, as well as the positive impact of project close-out activities during the  current year period.

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Piling

	Year Ended March 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$155,076	$162,397	$(7,321)
Segment profit	$38,776	$45,362	$(6,586)
Profit margin	25.0%	27.9%

For the year ended March 31, 2009, Piling revenue was $155.1 million compared to  $162.4 million last year. This change reflects declining activity levels in the western  Canadian commercial construction market. Segment margin was 25.0% compared to  27.9% last year, reflecting an increased proportion of lower-margin, lower-risk, time- and-  materials projects in the current year.

	Three Months Ended March 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$22,367	$40,699	$(18,332)
Segment profit	$6,331	$13,637	$(7,306)
Profit margin	28.3%	33.5%

For the three months ended March 31, 2009, Piling segment revenue was $22.4 million,  compared to $40.7 million during the same period last year.  Weaker conditions in the  commercial and industrial construction sectors were the key factor in this decline.  Segment margins also declined to 28.3%, from 33.5% last year, reflecting margin  pressure due to weaker market conditions in the current year and a larger proportion of  high-margin, fixed-price contracts last year. The margin decrease was partially offset by  the positive impact of project close-out activities in the three months ended March 31,  2009.

Pipeline

	Year Ended March 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$101,407	$200,717	$(99,310)
Segment profit	$22,470	$25,465	$(2,995)
Profit margin	22.2%	12.7%

For the year ended March 31, 2009, Pipeline revenues were $101.4 million, compared to  $200.7 million a year ago, reflecting completion of the TMX Anchor Loop project in the  third quarter. However, margins improved to 22.2% from 12.7% last year as final change  orders for the TMX project were processed at the end of the project. In comparing the  annual Pipeline margin results, it is important to note that margins last year were

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negatively impacted by the recognition of $2.0 million in previously unrecognized costs  related to a fixed-priced contract. Margins for the year ended March 31, 2009 have  subsequently benefited from the realization of $5.3 million in related claims revenue.  Excluding the impact of these items, margins for the current year would have been  16.9%, compared to 13.7% a year ago.

	Three Months Ended March 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$381	$87,459	$(87,078)
Segment profit	$6	$11,311	$(11,305)
Profit margin	1.6%	12.9%

Successful completion of the TMX Anchor Loop project in October 2008 led to a steep  decline in Pipeline activity in the three months ended March 31, 2009. Pipeline  revenue  was $0.4 million, compared to $87.5 million a year ago when the TMX project was  operating at a peak activity level.

Organizational Changes

NAEP today announced that Peter Dodd, Chief Financial Officer, will retire on June 10,  2009 and has accepted an invitation to join the Company’s Board of Directors upon his  retirement. David Blackley, currently Vice President Finance, will succeed Peter Dodd  as  Chief Financial Officer.

Said Mr. Ruston, “Peter Dodd has played a major role in helping us manage rapid growth  and acquire a new level of financial sophistication. We are delighted that we will  continue to benefit from his wise counsel as a member of the board. We are also fortunate  to have a highly capable and respected financial executive in place who can immediately  assume the CFO position following Peter’s retirement. David brings seasoned financial  acumen and an impressive array of accomplishments to his new position. He has the right  leadership and financial skills to support our strategic goals going forward.”

Mr. Blackley joined NAEP in early 2008, having previously served as Vice President  Finance of Lafarge North America’s Aggregates and Concrete division. A Chartered  Accountant, he holds a Bachelor of Commerce from Rhodes University in South Africa.

Executive Office to Move to Calgary

NAEP also today announced that it will move its executive offices to Calgary effective  July 1, 2009.  The move, which involves the relocation of approximately five executives

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and support staff, is being undertaken to position senior executives closer to customers.  The balance of NAEP’s head office operations will remain in Acheson, Alberta.

Outlook

With investment in new oil sands development constrained by macro-economic  conditions and some near-term variability anticipated in recurring services revenue,  management’s expectations for the first half of fiscal 2010 remain cautious.  Overall,  however, the Company is beginning to see positive developments that improve the  longer-term outlook.

In the area of oil sands project development, the Company believes that reductions in  project costs and a gradual strengthening of oil prices are creating a more attractive  environment for investment. Imperial Oil Ltd.’s approval of the Kearl project is an  example of this. In addition, the announced merger between Suncor and Petro-Canada is  expected to have a positive impact on oil sands investment by creating a single entity  with the resources to support large capital projects.

On the recurring services front, management expects to see growth resuming in the  second half of fiscal 2010 as a result of increased volumes under service agreements and  a gradual ramp up of service on the Company’s overburden removal contract with  Canadian Natural. The Company began to mobilize equipment back to the Horizon  project on April 1, 2009 and expects volumes to gradually return to normal levels over   the next two quarters. Demand for recurring services is largely unaffected by changes in  oil prices as operational oil sands mines must operate at full capacity in order to defray  the high fixed cost and maintain low unit costs. Furthermore, demand for recurring  services typically grows as new mines come on-line and maturing mines expand their  geographic footprint.

The near-term outlook for the industrial construction market has also improved  marginally with several small contract wins, including the Heavy Construction and   Mining segment’s first entry into the Saskatchewan industrial construction market. In   addition, the Company recently opened an office in Toronto, Ontario and is actively  bidding piling work in this market, which is expected to benefit from $32.5 billion in  announced federal and provincial government spending over the next two years.

While these are positive developments, commercial and industrial construction activity in  Canada remains well below 2007 and 2008. In addition, with the TMX project  completed, Pipeline revenues are expected to be significantly below fiscal 2008 and 2009  levels. The Pipeline division continues to review new opportunities to replace this  revenue but does not expect to be involved in a major pipeline project in the near term.

Working through the current market conditions, the Company intends to continue  leveraging its strong market position, high-quality equipment fleet and experienced  management team to secure profitable business. Further strengthening of the balance  sheet through careful management of capital spending, working capital management and  tight cost control will also remain a priority.

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Conference Call and Webcast

Management will hold a conference call and webcast to discuss its fourth-quarter  and  full fiscal-year financial results tomorrow, Wednesday, June 10, 2009, at 8:30 am  Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054  A replay will be available through July 10, 2009 by dialing:

Toll Free: 1-877-660-6853 International: 1-201-612-7415 (Account: 286 Conference ID:  324880)

NEWS RELEASE

Consolidated Balance Sheets
As at March 31
(in thousands of Canadian dollars)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$98,880	$31,863
Accounts receivable	78,323	167,010
Unbilled revenue	55,907	70,883
Inventories	11,814	110
Prepaid expenses and deposits	4,781	9,300
Other assets	----	3,703
Future income taxes	7,033	8,217
	256,738	291,086
Future income taxes	12,432	18,199
Assets held for sale	2,760	1,074
Prepaid expenses and deposits	3,504	----
Plant and equipment	329,705	281,039
Goodwill	23,872	200,072
Intangible assets	1,041	2,128
	$630,052	$793,598
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$56,204	$113,143
Accrued liabilities	52,135	45,078
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,155	4,772
Current portion of capital lease obligations	5,409	4,733
Current portion of derivative financial instruments	11,439	4,720
Future income taxes	7,749	10,907
	135,091	183,353
Deferred lease inducements	836	941
Capital lease obligations	12,075	10,043
Senior notes	252,899	198,245
Director deferred stock unit liability	546	190
Derivative financial instruments	50,562	93,019
Asset retirement obligation	386	----
Future income taxes	30,220	24,443
	482,615	510,234
Shareholders' equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — March 31, 2009 — 36,038,476 voting common shares (March 31, 2008 — 35,929,476 voting common shares)	299,973	298,436
Contributed surplus	5,275	4,215
Deficit	(157,811)	(19,287)
	147,437	283,364
	$630,052	$793,598

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Consolidated Statements of Operations, Comprehensive (Loss) Income  and Deficit
For the years ended March 31
(in thousands of Canadian dollars, except per share amounts)

	2009	2008	2007
Revenue	$972,536	$989,696	$629,446
Project costs	505,026	592,458	363,930
Equipment costs	210,520	174,873	122,306
Equipment operating lease expense	43,583	22,319	19,740
Depreciation	38,102	36,729	31,034
Gross profit	175,305	163,317	92,436
General and administrative costs	74,405	69,670	39,769
Loss on disposal of plant and equipment	5,325	179	959
Amortization of intangible assets	1,087	1,071	582
Impairment of goodwill	176,200	----	----
Operating (loss) income before the undernoted	(81,712)	92,397	51,126
Interest expense, net	27,450	27,019	37,249
Foreign exchange loss (gain)	46,666	(25,442)	(5,044)
Realized and unrealized (gain) loss on derivative financial instruments	(25,081)	34,075	(196)
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	----	----	(9,400)
Loss on extinguishment of debt	----	----	10,935
Other income	(5,955)	(418)	(904)
(Loss) income before income taxes	(124,792)	57,163	18,486
Current income taxes	5,546	80	(2,975)
Future income taxes	9,177	17,299	382
Net (loss) income and comprehensive (loss) income for the year	(139,515)	39,784	21,079
Deficit, beginning of period – as previously reported	(19,287)	(55,526)	(76,546)
Change in accounting policy related to financial instruments	----	(3,545)	----
Change in accounting policy related to inventories	991	----	----
Premium on repurchase of common shares	----	----	(59)
Deficit, end of period	$(157,811)	$(19,287)	$(55,526)
Net (loss) income per share – basic	$(3.87)	$1.11	$0.87
Net (loss) income per share – diluted	$(3.87)	$1.08	$0.83

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Consolidated Statements of Cash Flows
For the years ended March 31
(in thousands of Canadian dollars)

Cash provided by (used in):	2009	2008	2007
Operating activities:
Net (loss) income for the year	$(139,515)	$39,784	$21,079
Items not affecting cash:
Depreciation	38,102	36,729	31,034
Write-down of other assets to replacement cost	--- -	1,845	695
Amortization of intangible assets	1,087	1,071	582
Impairment of goodwill	176,200	--- -	--- -
Amortization of deferred lease inducements	(105)	(104)	--- -
Amortization of bond issue costs, premiums and financing costs	808	838	3,436
Loss on disposal of plant and equipment	5,325	179	959
Unrealized foreign exchange loss (gain) on senior notes	45,860	(24,788)	(5,017)
Unrealized change in the fair value of derivative financial instruments	(27,752)	31,406	(2,748)
Stock-based compensation expense	2,251	1,991	2,101
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	--- -	--- -	(8,000)
Loss on extinguishment of debt	--- -	--- -	10,680
Change in redemption value and accretion of redeemable preferred shares	--- -	--- -	3,114
Accretion of asset retirement obligation	155	--- -	--- -
Future income taxes	9,177	17,299	382
Net changes in non-cash working capital	46,192	(8,753)	(57,072)
	157,785	97,497	1,225
Investing activities:
Acquisition, net of cash acquired	--- -	(1,581)	(1,517)
Purchase of plant and equipment	(94,139)	(57,779)	(110,019)
Additions to assets held for sale	(2,035)	(3,499)	--- -
Proceeds on disposal of plant and equipment	11,164	6,862	3,564
Proceeds of disposal of assets held for sale	325	10,200	--- -
Net changes in non-cash working capital	(630)	(2,835)	7,922
	(85,315)	(48,632)	(100,050)
Financing activities:
(Decrease) increase in revolving credit facility	--- -	(20,500)	20,500
Repayment of 9% senior secured notes	--- -	--- -	(74,748)
Repurchase of NAEPI Series A preferred shares	--- -	--- -	(1,000)
Repurchase of NACG Preferred Corp. Series A preferred shares	--- -	--- -	(27,000)
Cash settlement of stock options	--- -	(581)	--- -
Stock options exercised	703	1,627	139
Financing costs	--- -	(776)	(1,346)
Repayment of capital lease obligations	(6,156)	(3,762)	(6,033)
Issue of common shares	--- -	--- -	171,165
Share issue costs	--- -	--- -	(18,582)
Repurchase of common shares for cancellation	--- -	--- -	(84)
	(5,453)	(23,992)	63,011
Increase (decrease) in cash and cash equivalents	67,017	24,873	(35,814)
Cash and cash equivalents, beginning of year	31,863	6,990	42,804
Cash and cash equivalents, end of year	$98,880	$31,863	$6,990

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Restatement March 31, 2008

In preparing the financial statements for the year ended March 31, 2008, we determined  that the previously issued interim unaudited consolidated financial statements for the  three and nine months ended December 31, 2007 did not properly account for an  embedded derivative with respect to price escalation features in a supplier maintenance  contract. We recorded the full fiscal year accounting treatment of the embedded  derivative in the three month period ended March 31, 2008. Subsequently, for each   interim unaudited consolidated financial statement during the current fiscal year we  have  restated the prior year three month period to reflect the proper embedded derivative  accounting in the appropriate prior period. The restatement of the three months ended  March 31, 2008 will be the final prior three month period restatement required for this  issue.

The embedded derivative has been measured at fair value and included in derivative  financial instruments on the consolidated balance sheet with changes in fair value  recognized in net income.  The impact of this restatement is an adjustment, for the three  month period ended March 31, 2008, to unrealized income on derivative financial  instruments and income tax expense.  This resulted in a reduction to net income of $2.2  million (restated as net income of $20.5 million), a reduction to basic earnings per share  of $0.06 per share (restated as $0.57 earnings per share) and a reduction to diluted  earnings per share of $0.06 per share (restated as $0.56 earnings per share). There is no  adjustment to the full-year period ended March 31, 2008 nor is there an adjustment  required to the Audited Consolidated Balance Sheet for the year ended March 31, 2008.

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have  standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely  to  be comparable to similar measures used by other companies.  The non-GAAP financial  measure disclosed by the Company in this press release is Consolidated EBITDA (as  defined within the revolving credit agreement). The Company provides a  reconciliation  of Consolidated EBITDA to net (loss) income reported in accordance  with Canadian  GAAP below.  Investors and readers are encouraged to review the reconciliation of this  non-GAAP financial measure to reported net (loss) income.

Consolidated EBITDA (as defined within the revolving credit agreement)

Consolidated EBITDA is a measure defined by our revolving credit agreement.  This  measure is defined as EBITDA (which is calculated as net income before interest, income  taxes, depreciation and amortization) excluding the effects of unrealized foreign  exchange gain or loss, realized and unrealized gain or loss on derivative financial  instruments, non-cash stock-based compensation expense, gain or loss on disposal of  plant and equipment and certain other non-cash items included in the calculation of net  income. Our revolving credit agreement requires us to maintain a minimum interest

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coverage ratio and a maximum senior leverage ratio, which are calculated using  Consolidated EBITDA. Non-compliance with these financial covenants could result in  our being required to immediately repay all amounts outstanding under our revolving  credit facility. Consolidated EBITDA should not be considered as an alternative to  operating income or net income as a measure of operating performance or cash flows as a  measure of liquidity. Consolidated EBITDA has important limitations as an analytical  tool and should not be considered in isolation or as a substitute for analysis of our results  as reported under Canadian GAAP or US GAAP.  For example, Consolidated EBITDA:

●	•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

●	•	does not reflect changes in cash requirements for our working capital needs;

●	•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

●	•	excludes tax payments that represent a reduction in cash available to the Company; and

●	•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and  realized and unrealized gains and losses on derivative financial instruments, which, in  the  case of unrealized losses, may ultimately result in a liability that will need to be paid and  in the case of realized losses, represents an actual use of cash during the period. Our use  of the term “Consolidated EBITDA (as defined within the revolving credit agreement)”  replaces the term “Consolidate EBITDA (per bank)” used in prior filings. The definition  of Consolidated EBITDA has not changed.

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A reconciliation of net (loss) income to Consolidated EBITDA (as defined within the  revolving credit agreement) is as follows:

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2009	2008	2009	2008 restated (1)
Net (loss) income	$(139,515)	$39,784	$(142,690)	$20,484
Adjustments:
Interest expense	$27,450	$27,019	$7,787	$6,686
Income taxes	$14,723	$17,379	$2,354	$10,399
Depreciation	$38,102	$36,729	$9,074	$12,550
Amortization of intangible assets	$1,087	$1,071	$265	$305
Unrealized foreign exchange loss (gain) on senior notes	$45,860)	$(24,788)	$7,035	$7,838
Realized and unrealized (gain) loss on derivative financial instruments	$(25,081)	$34,075	$(3,910)	$(2,615)
Loss (gain) on disposal of plant and equipment	$5,325	$179	$1,547	$(990)
Stock-based compensation	$2,251	$1,991	$448	$968
Director deferred stock unit expense	$(356)	$(190)	$(166)	$(190)
Write down of other assets to
replacement cost	$-	$1,845	$-	$-
Impairment of goodwill	$176,200	$-	$143,447	$-
Consolidated EBITDA	$146,046	$135,094	$25,191	$55,435
(as defined in the revolving credit agreement)

Forward-Looking Information

This release contains forward-looking information that is based on expectations and  estimates as of the date of this document.  Forward-looking information is information  that is subject to known and unknown risks and other factors that may cause future  actions, conditions or events to differ materially from the anticipated actions, conditions  or events expressed or implied by such forward-looking information.  Forward-looking  information is information that does not relate strictly to historical or current facts and  can be identified by the use of the future tense or other forward-looking words such as  "believe”, "expect”, "anticipate”, "intend”, "plan”, "estimate”, "should”, "may”,  "objective”, "projection”, "forecast”, "continue”, "strategy”, "position” or the negative of  those terms or other variations of them or comparable terminology.  Forward-looking  information involves known and unknown risks, uncertainties and other factors which  may cause actual results, performance or achievements to vary from those expressed or  implied in the forward-looking information in this document.

Examples of such forward-looking information in this document include but are not  limited to the following, each of which is subject to significant risks and uncertainties and  is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand  for the Company’s services, including (1) demand for recurring services business being  variable through the first half of fiscal 2010 with growth resuming in the second half, (2)

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reductions in project costs and the gradual strengthening of oil prices creating a more   attractive environment for investment, (3) the announced merger between Suncor and  Petro-Canada having a positive impact on oil sands investment, (4) expected increased  volumes under the Company’s service agreements and (5) the Ontario market benefiting  from government spending; is subject to the risks and uncertainties that; there could be a  further downturn in the Canadian energy industry due to fluctuations in oil prices,  anticipated major projects in the oil sands may or may not materialize due to changes in   the long term view of oil prices, insufficient pipeline upgrading and refining capacity  and/or insufficient governmental infrastructure to support the growth in the oil sands   region could cause customers to delay, reduce or cancel plans to construct new oil sands  projects or expand existing projects, cost overruns by customers on their projects may  cause customers to terminate future projects and projects funded by government  spending  may not materialize; and is based on the assumption that long-term views of the  economic viability of oil sands projects will not significantly change; and

(B) information related to the future performance of the Company, including (1) a  gradual ramp up of service on the Company’s overburden removal contract with volumes  expected to gradually return to normal levels over the next two quarters, (2) the Pipeline  segment revenues expected to be below fiscal 2008 and fiscal 2009 levels,  (3)  management’s ability to continue leveraging the Company’s strong market position, high  quality equipment fleet and experienced management team to secure profitable business  and (4) management’s ability to continue strengthening the balance sheet; is subject to   the risks and uncertainties that; the Company may be unsuccessful when new projects are  tendered, the Company could lose a customer and suffer a significant reduction in  business, the Company may be exposed to losses when estimates of project costs are   lower than actual costs or work is delayed due to weather-related factors, the Company  may be unable to attract qualified personnel, the Company may be unable to obtain  equipment and tires, the Company may not be able to secure financing at a reasonable  cost for equipment purchases; and is based on the assumptions that the Company is  successful in the bidding process, the Company can continue to execute profitably under  its contracts and the Company can secure financing for equipment purchases.

While management anticipates that subsequent events and developments may cause its  views to change, the Company does not intend to update this forward-looking   information, except as required by applicable securities laws. This forward-looking  information represents management’s views as of the date of this document and such  information should not be relied upon as representing their views as of any date  subsequent to the date of this document.  The Company has attempted to identify  important factors that could cause actual results, performance or achievements to vary  from those current expectations or estimates expressed or implied by the forward-looking  information.  However, there may be other factors that cause results, performance or  achievements not to be as expected or estimated and that could cause actual results,  performance or achievements to differ materially from current expectations.  There can  be no assurance that forward-looking information will prove to be accurate, as   actual results and future events could differ materially from those expected or

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estimated in such statements.  Accordingly, readers should not place undue reliance  on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors  highlighted in materials filed with the securities regulatory authorities in the United  States and Canada from time to time, including but not limited to the most recent  Management’s Discussion and Analysis filed respectively in the United States and  Canada.

For more complete information about NAEP, you should read the disclosure documents  filed with the United States Securities and Exchange Commission (SEC) and the  Canadian Securities Administrators (CSA). You may obtain these documents for free by  visiting the IDEA System on the SEC website at www.sec.gov or SEDAR on the CSA  website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of  heavy construction, mining, piling and pipeline services in Western Canada.  For more  than 50 years, NAEP has provided services to large oil, natural gas and resource  companies, with a principal focus on the Canadian oil sands. NAEP maintains one of  the  largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
	Phone:	(780) 960-4531
	Fax:	(780) 960-7103
Email: krowand@nacg.ca